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                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2001


                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

    For the transition period from                to



                           Commission File No. 1-12905

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                              (Full Title of Plan)

                                 EEX CORPORATION
            (Name of Issuer of Securities Held Pursuant to the Plan)

              2500 CityWest Blvd., Suite 1400, Houston, Texas 77042 (Address of Plan and Principal Executive Office of Issuer)





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

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                            AND SUPPLEMENTAL SCHEDULE

                                                                        Page No.
                                                                        --------
Independent Auditors' Report..............................................  1

Financial Statements:

      Statements of Net Assets Available for Benefits.....................  2
      Statement of Changes in Net Assets Available for Benefits...........  3
      Notes to Financial Statements.......................................  4

Supplemental Schedule:

      Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year).... 10

Exhibit 23 - Consent of Independent Auditors.............................. 12

                          INDEPENDENT AUDITORS' REPORT

EEX Corporation Employee Stock Purchase and Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the EEX Corporation Employee Stock Purchase and Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                   /s/ ERNST & YOUNG LLP


Houston, Texas
May 24, 2002

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS



                                                                                   December 31
                                                                         ------------------------------
                                                                             2001               2000
                                                                         ------------     -------------

                                ASSETS

Investment Income Receivable                                             $    8,135       $        --
Investments (Note 3)...............................................       8,244,038        10,457,038
                                                                         ----------       -----------

    Total Assets...................................................      $8,252,173       $10,457,038

                             LIABILITIES

Accrued Expenses...................................................           1,362                --
                                                                         ---------        -----------

    Net Assets Available for Benefits..............................      $8,253,535       $10,457,038
                                                                         ==========       ===========


                 See accompanying Notes to Financial Statements.

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2001



Additions:
    Interest and dividend income...........................................        $    42,861
    Contributions:
        Employee...........................................................            776,813
        Employer...........................................................            150,679
    Rollovers from participants' previous plans............................                200
                                                                                   ------------
                                                                                       970,553

Deductions:
    Distributions to plan participants.....................................          1,545,651
    Net depreciation in fair value of investments (Note 3).................          1,626,515
    Administrative expenses................................................              1,890
                                                                                   ------------

Net decrease...............................................................         (2,203,503)

Net assets available for benefits:

    Beginning of year......................................................         10,457,038
                                                                                   ------------

    End of year............................................................        $ 8,253,535
                                                                                   ============


                 See accompanying Notes to Financial Statements.

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   PLAN DESCRIPTION

     The EEX Corporation Employee Stock Purchase and Savings Plan (the "Plan") is a profit sharing plan with a qualified cash or deferred feature under Sections 401(a), 401(k) and 401(m) of the Internal Revenue Code (the "Code"). The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     The following description is provided for general information only. Participants should refer to the Plan document for more complete information.

     General - The Plan is a defined contribution profit sharing plan with a qualified cash or deferred feature established by EEX Corporation and its participating subsidiary companies ("EEX" or the "Corporation") to encourage and assist employees in establishing an individual savings and investment program. All employees of EEX are eligible to participate in the Plan, other than leased employees and employees covered by a collective bargaining agreement, unless the agreement provides for coverage. Participation is voluntary. A committee appointed by the EEX Board of Directors ("Plan Committee") is responsible for the general administration, management and operation of the Plan.

     The Plan was originally adopted effective August 5, 1997, and was amended and restated effective November 1, 2000, by the adoption of the Massachusetts Mutual Life Insurance Company Flexinvest (R) - Plus Prototype Profit-Sharing/401(k) Plan (the "MM Prototype") with certain amendments. Also on November 1, 2000, the Plan Committee engaged Massachusetts Mutual Life Insurance Company ("MMLIC") to provide administrative services to the Plan and appointed Investors Bank & Trust Company, a Massachusetts trust company, as trustee of the plan assets.

     Participants' Contributions - Under the Plan, a participant may invest pre-tax and/or after-tax dollars through payroll deductions each pay period in increments of 1% up to a maximum of 16% of regular monthly salary or wages. The Omnibus Budget Reconciliation Act of 1993 placed an annual limitation of $170,000 for 2001 on all pay, which can be used in computing benefits for participants under the Plan.

     Eligible employees can rollover to the Plan any distributions received from other qualified retirement plans. Individual Retirement Account ("IRA") distributions are not eligible for rollover into the Plan unless the distribution consists of funds which had previously been distributed from a qualified retirement plan.

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

     Each participant is entitled to direct the allocation of his or her contributions among the common stock of EEX or ten pooled separate account investment options. A participant can change investment elections for future contributions and can transfer (or exchange) any existing pooled separate account or participant-directed EEX Common Stock balance among the offered investment elections at any time, in accordance with the Plan guidelines. Texas Utilities Company ("TXU") Common Stock (acquired in August 1997 in connection with the spin-off of assets into the Plan) may be held in participants' accounts and transferred into any offered investment election, but is not an investment option.

     Employer's Matching Contributions ("company matching") - The maximum participant contribution eligible for company matching ranges from 3% to 6% of the participant's eligible compensation, depending on length of service. Company matching contributions as a percentage of participant contributions are at a rate of 50% or 60% depending on length of service. Employees are 100% vested in the matching contributions. All company matching contributions are invested in EEX common stock and are nonparticipant-directed.

     Participant Loans - Participants may borrow up to 50% of the fair value of their pre-tax employee contribution account or rollover account; however, the loan cannot exceed the lesser of (i) $50,000, reduced by the maximum outstanding loan balance in the previous one-year period, less the outstanding balance on the date the loan application is approved, or (ii) one-half of the account from which the loan is made. The interest rate on the loan is equal to the prime interest rate in effect on the date of the loan plus 1%. The interest rate on loans outstanding at the end of the year ranged from 8.0% to 10.5%. Loans are funded by withdrawals from the individual's investment accounts in the priority set forth in the Plan. The maximum term of a loan cannot exceed 5 years or, if earlier, severance from service.

     Withdrawals from the Plan - Withdrawals from the Plan are governed by applicable Internal Revenue Service ("IRS") regulations and provisions of ERISA. Penalties may apply in certain instances.

     A participant who terminates employment and has an account balance of more than $5,000 can retain the funds in the Plan or withdraw them at any time. Participants that terminate with balances of $5,000 or less are required to receive a distribution after termination. To avoid current taxation, the taxable portion of any withdrawal made upon termination can be rolled into an IRA or a qualified retirement plan sponsored by another employer.

     Termination of Plan - The Board of Directors of the Corporation has the right under the Plan to amend or modify the Plan at any time and may terminate the Plan in its entirety, subject to the provisions of ERISA. Participants are 100% vested in their accounts at all times.

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

     Expenses - All charges and expenses incurred in the administration of the Plan and fees and expenses of the third-party administrator and the trustee of the Plan are paid by the Corporation. Certain record keeping fees are deducted from participants' accounts.

2.   SUMMARY OF ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Investments in common stock of EEX and TXU are valued at their quoted market value. Investments in short-term money market securities are stated at cost, which approximates fair value. Investments in pooled separate accounts are stated at the fair value established by the issuer based upon quoted market prices of the underlying investments within each fund. Participant loans are stated at cost, which approximates fair value. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Benefits Payable - Benefits are recorded when paid.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the use of estimates by management; actual results could differ from those estimates.

     Risk and Uncertainties - The Plan provides for various investments in common stock and pooled separate accounts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

3.   INVESTMENTS

     Individual investments that represent 5% or more of the Plan's net assets are as follows:


                                                                     December 31
                                                         --------------------------------------
                                                               2001                2000
                                                         -----------------    -----------------

    EEX Corporation Common Stock*                           $  473,014          $  884,095
    Texas Utilities Company Common Stock                       635,535             752,781

    MMLIC Pooled Separate Accounts:
         JCC Balanced (Janus)                                1,821,384           2,238,051
         MM Growth Equity (MFS)                              1,956,123           3,239,209
         MM Indexed Equity                                   1,136,525           1,324,167
         MM Large Cap Value (Davis)                            650,150             918,004
         MM Money Market (Babson)                              803,243             581,997

    *Includes nonparticipant-directed transactions.


     During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                    Common stock                         $  (542,076)
                    Pooled separate accounts              (1,084,439)
                                                         -----------
                                                         $(1,626,515)
                                                         ===========

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(Continued)


4.   NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:



                                                                                     December 31
                                                                    -------------------------------------------
                                                                           2001                   2000
                                                                    --------------------   --------------------
    Net assets:

         EEX Corporation Common Stock                                    $276,560                $486,117


                                                                                     Year Ended
                                                                                  December 31, 2001
                                                                                ----------------------
    Changes in net assets:
         Employer contributions                                                     $ 150,679
         Net depreciation in fair value of investments                               (320,802)
         Benefits paid to participants                                                (37,380)
         Administrative expenses                                                       (1,528)
         Interfund transfers                                                             (526)
                                                                                    ---------
             Net decrease                                                            (209,557)
    Net assets at:
         Beginning of year                                                            486,117
                                                                                    ----------
         End of year                                                                $ 276,560
                                                                                    ==========


5.   TAX STATUS OF THE PLAN

     The Plan (before its amendment and restatement) received a determination letter from the IRS dated February 10, 1999 stating that the Plan is qualified under Section 401(a) of the Code. The Plan was amended and restated on November 1, 2000. On December 14, 2001, the Company applied for, but has not yet received, a new determination letter.

     The Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified.

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS--(Continued)

6.   SUBESEQUENT EVENT

     On May 29, 2002, EEX announced that it had entered into a definitive merger agreement with Newfield Exploration Company. EEX will be merged with and become a subsidiary of Newfield. The merger is subject to the approval of EEX's shareholders, certain regulatory approvals and other conditions. The transaction is expected to close in the third quarter of 2002. As of the date of this report, there is no information available concerning the disposition of the Plan if the merger is consummated.

                              SUPPLEMENTAL SCHEDULE

            EEX CORPORATION EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN
        SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                             EIN: 75-2421863 PN: 002

                               December 31, 2001



                    Description or Identity                        Description of                                  Current
                           of Issuer                                 Investment                   Cost              Value
--------------------------------------------------------------------------------------------------------------------------------
  *    EEX Corporation
       Common Stock                                                257,073 Shares             $    920,720       $    473,014

       Texas Utilities Company
       Common Stock                                                 13,479 Shares                  **                 635,535

  *    IBT Money Market Account                                      65,018 Units                  **                  65,018

       MassMutual Pooled Separate Accounts:

                              Fund                                 Number of Units
       ---------------------------------------------------  ------------------------------

  *    JCC Balanced (Janus)                                            19,767.392                  **               1,821,384

  *    MM Growth Equity (MFS)                                          21,569.956                  **               1,956,123

  *    MM Indexed Equity                                               11,248.028                  **               1,136,525

  *    MM International Eq (Oppenheimer)                                  229.965                  **                  23,393

  *    MM Large Cap Value (Davis)                                       7,393.407                  **                 650,150

  *    MM Small Cap Growth (W & R / Wellington)                           281.780                  **                  34,352

  *    Strategic Income (Oppenheimer)                                   3,707.196                  **                 396,822

  *    MM Money Market (Babson)                                         6,883.392                  **                 803,243

  *    MM Blue Chip Growth (Fidelity)                                     430.517                  **                  91,589

  *    MM Focused Value (Harris)                                          795.422                  **                 109,903

  *    Loans to Participants                                Interest Rate Ranges
                                                            from 8.0% to 10.5%
                                                            (Based on prime rate on date
                                                            of loan)                               **                  46,987
                                                                                                                   ----------
                                                            Total                                                  $8,244,038
                                                                                                                   ==========

*  Party-In-Interest.
** Participant-directed amounts are not required to be disclosed.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report (Form 11-K) to be signed on its behalf by the undersigned hereunto duly authorized.


                                     EEX CORPORATION
                                     EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN



Date:  June 28, 2002                 By: /s/ Carol W. Barnes
                                         ---------------------------------------
                                         Carol W. Barnes, Member
                                         EEX Corporation
                                         Employee Stock Purchase and Savings
                                         Plan Committee